MDB Capital Group, LLC

401 Wilshire Boulevard, Suite 1020

Santa Monica, CA 90401

May 27, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Resonant Inc.

Registration Statement on Form S-1

File No. 333-193552

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of Resonant Inc. (the “Company”), the undersigned hereby joins the request of the Company that the effectiveness of said Registration Statement be accelerated to 4:00 p.m. Eastern time on May 28, 2014, or as soon thereafter as practicable.

Very truly yours,

MDB CAPITAL GROUP, LLC

By:	/s/ Gary Schuman
Name: Gary Schuman
Title: CFO & CCO